UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐   No ☒

Investor Relations PRESS RELEASE

Searchlight Capital Partners and ForgeLight to Acquire Majority Stake in Univision

•	Televisa elects to maintain its existing ownership stake in support of new ownership group; Televisa’s Program License Agreement with Univision remains unchanged

•	Veteran media executive Wade Davis to become CEO of Univision upon closing

•	New ownership structure designed to leverage significant sector and operational expertise of Televisa, Searchlight Capital Partners and ForgeLight

•
Ownership intends to build on Univision’s recent content and programming momentum to accelerate growth, expand its portfolio of advertising products, substantially enhance its digital presence and continue to use best-in-class Televisa content

Miami, Los Angeles, New York and Mexico City, February 25, 2020 - Univision Holdings, Inc. (together with its wholly owned subsidiary, Univision Communications Inc., “Univision”), a leading media company in the United States, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, today announced a definitive agreement in which Searchlight and ForgeLight will acquire a majority ownership interest in Univision from all stockholders of Univision other than Grupo Televisa, S.A.B. (“Televisa”). Terms of the transaction were not disclosed.

Televisa, a leading media company in the Spanish-speaking world, has elected to retain its approximate 36 percent stake in Univision’s fully diluted equity capital on an as converted basis. Televisa’s Program License Agreement with Univision will remain in effect and will not expire unless Televisa voluntarily sells down a substantial portion of its ownership stake, at which point the agreement would remain in place for an additional 7.5 years. The agreement, which is one of Univision’s most strategic assets, provides the company exclusive access to the largest Spanish-language video library in the world.

Under the terms of the acquisition, Searchlight and ForgeLight will purchase the remaining 64 percent ownership interest from the other stockholders of Univision, led by an investor group including Madison Dearborn Partners, Providence Equity Partners, TPG, Thomas H. Lee Partners and Saban Capital Group (“the Sponsor Group”). Searchlight and ForgeLight will partner closely with Televisa and Wade Davis, founder of ForgeLight, who will become CEO of Univision upon close of the transaction. The transaction, which is subject to customary closing conditions including receipt of regulatory approvals, is expected to close later this year.

Univision is the most recognized and trusted brand among U.S. Hispanics, providing best-in-class, culturally relevant media anytime, anywhere via its multi-content platform. Univision is a top destination for national and local Spanish-language news, sports and entertainment, and operates a leading Hispanic radio network and Latin music media platform. On average, Univision News reaches nearly five million Hispanic Adult 18-49 viewers weekly, out-delivering its English-language broadcast (+34%) and cable network (+89%) competition by double-digit audience advantages. Univision’s successful platform allows advertisers and multichannel programming distributors to reach one of the fastest growing demographics in the U.S., young Spanish-speakers, in their own language.

Univision has performed strongly and consistently, with recent highlights including:

•	Univision ranked among top five broadcast networks in prime time with Hispanic adults 18-49 for the 16th consecutive year

•	In the fourth quarter, Univision had the fastest growing portfolio of networks in prime time, regardless of language, among the top-10 U.S. media holders

•	UniMás, Univision’s second broadcast network, boasts 41% prime time audience growth season to date versus prior period

•	In 2019, Univision aired 61 of the top 100 soccer matches—over half of all soccer viewed in the United States—and is the undisputed home of soccer in the U.S., regardless of language

Televisa has been a key strategic partner to Univision for decades. This relationship provides Univision with the exclusive U.S. broadcast and digital rights (with limited exceptions) to all of Televisa’s programming including premium Spanish-language dramas, sports, sitcoms, reality series, entertainment talk programming and feature films. Televisa will serve as an important partner to the new ownership and management team going forward.

The combination of Searchlight’s experience as a long-term investor in the media and communications sectors, Davis’ experience managing the growth and transformation of large-scale media enterprises, and Televisa’s continued support as a leading producer of Spanish-language content, creates the opportunity for Univision to enter a new era of growth and innovation. Together, the new ownership group intends to build on Univision’s recent content and programming momentum to accelerate growth, expand its portfolio of advertising products, substantially enhance its digital presence and continue to use best-in-class Televisa content.

Vince Sadusky, Chief Executive Officer of Univision, said, “We are a re-energized and refocused company, and today marks the start of an exciting new chapter with partners that recognize the excellent position Univision is in. I want to thank our talented employees for their hard work and dedication—I’m so proud of everything we have accomplished that has led us to this great outcome. Both Searchlight and Wade are wholly supportive of Univision’s core mission to entertain, inform and empower Hispanic America and fully embrace the commitment and special bond we have with our audience. Our talented operating team has transformed Univision to be strategically, operationally and financially stronger than it has been in years. We have made important moves—strengthened programming, secured many major distribution deals, closed our strongest Upfront in four years, divested non-core assets, and enhanced our news, sports, local and digital offerings.

Our partnership with Televisa has never been stronger and continues to create an unstoppable, world-class content machine, as evidenced by Univision being one of only two broadcast groups to grow viewership this season. Our Latin Grammy Awards and Premio Lo Nuestro are the only major award shows on broadcast television delivering year-over-year audience growth, and just last week Premio Lo Nuestro beat every network in prime time.”

Sadusky continued, “We are also appreciative of the years of leadership and guidance from Chairman Haim Saban along with the other sponsors, including Madison Dearborn Partners, Providence Equity Partners, TPG and Thomas H. Lee Partners, which have been supportive stewards of our business and mission. I remain committed to leading the company and supporting a smooth and successful transition over the coming months to ensure Univision is best positioned for the future ahead.”

Eric Zinterhofer, Founding Partner of Searchlight, said, “Univision has a proven track record of success in reaching and serving the U.S. Hispanic community, who represent 1 in 5 Americans and growing. Most recently, Univision and its talented employees have made great strides under the leadership of Vince Sadusky and the stewardship of Chairman Haim Saban and the full Sponsor Group. The strong support of Televisa, a premier content producer in the Spanish speaking world, and Wade Davis, a proven executive in areas which include advanced advertising and digital distribution, further enhances our confidence in Univision’s bright future.”

Davis, CEO and Founder of ForgeLight said, “First, I would like to thank the Sponsor Group for their work to bring Univision to where it is today and for choosing us to take the company forward. I am proud to partner with Searchlight and Televisa to lead Univision at such an exciting point in its history. Univision’s leadership and connection with one of the most important audiences in the U.S. today creates an amazing platform to drive innovation, build market-defining content and create an even deeper relationship with its audience. Vince and the entire Univision team have done an outstanding job of refocusing the company over the past 18 months, which has further enhanced the company’s position as a market leader in Spanish-language media and created this incredible opportunity going forward.”

Continued Davis, “I am honored to be partnering with Televisa and Searchlight to help steward Univision into this next phase. Televisa has a shared history with Univision dating back many years and a deep strategic relationship today. The context, insight and strategic content that Televisa brings to Univision have been key to the company’s success. I have worked with Searchlight as a limited partner, board member and friend since the team founded the firm. They are among the smartest and most value additive investors in our industry and there is no one I would rather partner with in this transaction. This group of owners will be able to support the incredible team at Univision to deliver even more value to its advertisers, distributors and most importantly, its audience.”

Bernardo Gomez and Alfonso de Angoitia, Co-Chief Executive Officers of Televisa, said, “Televisa’s decision to maintain its partnership and ownership stake in Univision strongly reflects our deep confidence in Searchlight and Wade’s leadership, as well as the continued positive outlook we have for Univision as a long-term strategic investment. Univision is an outstanding media organization that will now be even better positioned to pursue its path forward towards innovation and growth. We view this transaction as a strong vote of confidence by Univision’s new owners in Televisa’s insight, creativity and its place as an undisputed leader in producing high-quality Spanish-language content targeting a dynamic and growing audience demographic.”

Haim Saban, Chairman of the Board of Univision said, "On behalf of the entire Sponsor Group, we are confident that we have found the right path forward with Searchlight and ForgeLight. Our goal in launching a comprehensive strategic review was to ensure that Univision was best positioned for future growth and success, and we believe this is the ideal outcome. Univision serves a critical purpose, and the value its programming brings to audiences, partners and communities is immeasurable. We are proud of all that Univision stands for and how much the company has accomplished over the years, and we look forward to seeing Univision continue to grow and evolve under Searchlight and Wade Davis’ leadership as it enters this exciting new chapter.”

Morgan Stanley & Co. LLC, LionTree Advisors LLC and Moelis & Company LLC are acting as financial advisors to Univision, and Cravath, Swaine & Moore LLP, Covington & Burling LLP and Sidley Austin LLP are serving as legal counsel to Univision.

BofA Securities is serving as the financial advisor to Searchlight, Paul Weiss Rifkin Wharton & Garrison LLP is acting as its legal counsel.

Guggenheim Securities LLC is serving as financial advisor to ForgeLight, and Willkie Farr & Gallagher LLP and Proskauer Rose LLP are acting as its legal counsel.

Goldman Sachs & Co. is serving as financial adviser to Searchlight and ForgeLight as a group.

Allen & Company LLC is acting as the financial advisor to Televisa, and Wachtell, Lipton, Rosen & Katz and Pillsbury Winthrop Shaw Pittman LLP are serving as its legal counsel.

About Searchlight

Searchlight Capital Partners is a global private investment firm with offices in New York, London and Toronto. Searchlight seeks to invest in businesses where their long-term capital and strategic support accelerate value creation for all stakeholders. For more information, please visit https://www.searchlightcap.com/

About ForgeLight

ForgeLight was founded in 2019 by Wade Davis and is an operating and investment company focused on the media and consumer technology sectors. ForgeLight directly operates or provides dedicated operating support to its companies and is backed by some of the largest financing institutions in the world.

Davis is a veteran in the media and technology industry, having been an investment banker, investor, entrepreneur and senior operating executive for nearly 30 years. Davis was most recently CFO of Viacom.

About Univision

As the leading Hispanic media company in the U.S., Univision Communications, Inc. entertains, informs and empowers U.S. Hispanics with news, sports and entertainment content across broadcast and cable television, audio and digital platforms. The company’s top-rated media portfolio includes the Univision and UniMás broadcast networks, as well as cable networks Galavisión and TUDN, the No. 1 Spanish-language sports network in the country. Locally, Univision owns or operates 65 television stations in major U.S. Hispanic markets and Puerto Rico. Additionally, Uforia, the Home of Latin Music, encompasses 58 owned or operated radio stations, plus 89 affiliates, a live event series and a robust digital audio footprint. The company’s prominent digital assets include Univision.com, streaming service Univision Now, the largest Hispanic influencer network, and several top-rated apps.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature- film production and distribution, and gaming.

Media and Investor Contacts

ForgeLight

Abernathy MacGregor
Tom Johnson / Dana Gorman
(212) 371-5999
tbj@abmac.com / dtg@abmac.com

Searchlight

Prosek
Caroline Gibson / Fiona Laffan
(646) 818-9222/ (44) 20-8323-0489
cgibson@prosek.com / flaffan@prosek.com

Televisa

Investor Contact
Carlos Madrazo / Santiago Casado
(52 55) 5261 2438 / (52 55) 5261 2445
scasado@televisa.com.mx / cmadrazov@televisa.com.mx

Media Contacts
Rubén Acosta / Teresa Villa
(52 55) 5224-6420 / (52 55) 4438-1205
racostamo@televisa.com.mx / atvillas@televisa.com.mx

Rubenstein
Charles Zehren / Eric Kuo
(212) 843-8590 / (212) 843-8494
czehren@rubenstein.com / ekuo@Rubenstein.com

Univision

Investor Contact
Jon Stranske
(212) 455-5977
jstranske@univision.net

Media Contact
Rosemary Mercedes / Bobby Amirshahi
(212) 455-5335 / (646) 560-4902
rmercedes@univision.net / bamirshahi@univision.net

Sard Verbinnen & Co
Stephanie Pillersdorf / Danya Al-Qattan
(212) 687-8080
SP@sardverb.com / DAl-Qattan@sardverb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 25, 2020	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel